THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer [illegible] effected for transmission to the purchaser(s) or the transferee(s).


05006008

The Stock Exchange of Hong Kong Limited takes [illegible] its of this circular, makes no representation as to its accuracy [illegible] disclaims any liability whatsoever for any loss howsoever [illegible] upon the whole or any part of the contents of this circular.

This circular is not an offer to sell or the solicitation of an offer to buy any securities and neither this circular nor anything herein forms the basis for any contract or commitment whatsoever.

FPC Exemption No. (82-836)


FIRST
PACIFIC


THOMSON
FINANCIAL

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

A DISCLOSEABLE TRANSACTION RELATING TO THE GUARANTEE OF THE ISSUE BY FIRST PACIFIC FINANCE LIMITED

(incorporated with limited liability under the laws of the Cayman Islands)

OF US$199,000,000 ZERO COUPON GUARANTEED EXCHANGEABLE NOTES DUE 2010 EXCHANGEABLE INTO COMMON STOCK OF PAR VALUE PHP5.00 EACH OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(incorporated with limited liability under the laws of the Republic of the Philippines)

---

2 February 2005

CONTENTS

Page

In this circular and the appendix to it, the following expressions have the following meanings unless the context requires otherwise:

"Closing Date"	The closing date for the Notes, being 18 January 2005.
"Conditions"	The terms and conditions of the Notes.
"Directors"	The directors of the Company.
"Early Redemption Amount"	For each US$10,000 principal amount of the Notes, the amount determined to represent for the holder of the Notes a gross yield of 5.625 per cent. per annum.
"Exchange Period"	The period beginning on and after 17 February 2005, and ending at the close of business on the date which falls 10 days prior to the Maturity Date or if the Notes shall have been called for redemption prior to the Maturity Date, on the date which falls 10 days prior to the date fixed for redemption.
"Exchange Property"	The 6,784,091 PLDT Shares deposited in a designated account with a custodian on the Closing Date, and shall include all securities and other property arising out of or derived or resulting therefrom and such other property, in each case as may be deemed or required to comprise all or part of the Exchange Property pursuant to the Conditions.
"Exchange Right"	The right of a holder of Notes to exchange such Notes during the Exchange Period for a *pro rata* share of Exchange Property.
"Group"	The Company together with its subsidiaries.
"Guarantee"	The guarantee by the Company of the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes and the due and punctual performance by the Issuer of all of the Issuer's other obligations under the Notes.
"Company" or "Guarantor"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange.
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China.

"Issuer"	First Pacific Finance Limited, a company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company.
"Larouge B.V."	A wholly owned subsidiary of the Company, being a private company incorporated in The Netherlands with limited liability with its corporate seat in Amsterdam.
"Latest Practicable Date"	28 January 2005, being the latest practicable date for the collation of relevant information prior to the printing of this circular.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Maturity Date"	The maturity date for the Notes, being 18 January 2010.
"Note" or "Notes"	The US$199,000,000 Zero Coupon Guaranteed Exchangeable Notes due 2010, exchangeable into common stock of par value Php5.00 each of PLDT.
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability, the shares of which are listed on the Philippine Stock Exchange (currently an associated company of the Company).
"PLDT group"	PLDT together with its subsidiaries.
"PLDT Shares"	Fully paid common stock of par value Php5.00 each in the capital of PLDT and all other (if any) shares or stock resulting from any subdivision, consolidation or reclassification of those shares which, as between themselves, have no preference in respect of dividends or amounts payable in the event of any voluntary or involuntary liquidation or winding-up of PLDT.
"Php"	Philippine Pesos, the lawful currency of the Republic of the Philippines.
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
"SGX-ST"	The Singapore Exchange Securities Trading Limited.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

"Subscription Agreement"	The subscription agreement entered into between the Issuer, the Company and UBS AG on 12 January 2005 in connection with the issue of the Notes.
"Trading Day"	With respect to PLDT Shares, a day (other than a Saturday and Sunday) on which the Philippine Stock Exchange is open for business.
"Trustee"	The Hongkong and Shanghai Banking Corporation Limited.
"Trust Deed"	The trust deed to be entered into between, *inter alia*, the Issuer, the Company and the Trustee, constituting the Notes.
"United States or U.S."	The United States of America, its territories and possessions, any state of the United States, and the District of Columbia.
"US$"	United States dollars, the lawful currency of the United States.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
His Excellency Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, *GBS, CBE, JP*
David W.C. Tang,
OBE, Chevallier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

2 February 2005

Dear Shareholders,

A DISCLOSEABLE TRANSACTION RELATING TO THE GUARANTEE OF THE ISSUE BY FIRST PACIFIC FINANCE LIMITED OF US$199,000,000 ZERO COUPON GUARANTEED EXCHANGEABLE NOTES DUE 2010 EXCHANGEABLE INTO COMMON STOCK OF PAR VALUE PHP5.00 EACH OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

INTRODUCTION

On 12 January 2005 the Directors announced that the Company and the Issuer had entered into the Subscription Agreement with UBS AG, whereby UBS AG agreed to subscribe for the Notes on the Closing Date. The Notes were issued by the Issuer in

registered form on the Closing Date in an aggregate principal amount of US$199,000,000 and are unconditionally and irrevocably guaranteed by the Company. The Notes were issued at the issue price of 100 per cent. of the aggregate principal amount thereof, and in the denomination of US$10,000 each.

The holder of each Note has an Exchange Right to exchange such Note at any time during the Exchange Period for a *pro rata* share of the Exchange Property, initially comprising 340.9091 PLDT Shares (subject to adjustment) for each US$10,000 principal amount of Notes. The closing price of one PLDT Share as quoted on the Philippine Stock Exchange on 11 January 2005 was Php1,360. The value of the Exchange Right represents a premium of 21 per cent. over the closing price of the PLDT Shares as quoted on the Philippine Stock Exchange on 11 January 2005. Assuming full exchange of the Notes at the initial value of the Exchange Property, the Notes will be exchangeable into 6,784,091 PLDT Shares (subject to adjustment), representing approximately 4.0 per cent. of the Company's interest in PLDT, and reducing the Company's economic interest in PLDT from approximately 24.2 per cent. to 20.2 per cent. and reducing the Company's percentage of voting interest of PLDT from approximately 31.3 per cent. to 27.3 per cent.

The estimated net proceeds of the issue of the Notes, after deduction of commissions and professional and administrative expenses (amounting to approximately US$5,000,000), are estimated to be approximately US$194,000,000. The Issuer intends to lend the net proceeds from the issue of the Notes to the Company. The Company intends to use the net proceeds for general corporate purposes including acquisitions in line with the Company's principal strategic objectives, repayment of debt and working capital (however, no specific acquisition is currently contemplated).

Approval in-principle was granted on 2 December 2004 for the listing of, and quotation for, the Notes on the official list of the SGX-ST. The Notes have been listed and quoted on the SGX-ST with effect from 19 January 2005.

SUBSCRIPTION AGREEMENT

Date: 12 January 2005

Parties: The Issuer

The Company

UBS AG

Pursuant to the Subscription Agreement UBS AG subscribed, or procured subscriptions, for the Notes. UBS AG is independent of, and not a connected person (as defined in the Listing Rules) with respect to, the Company and the Issuer. UBS AG undertakes business as an international investment bank.

The issue of the Notes by the Issuer was completed on the Closing Date against receipt by the Issuer on the Closing Date of the proceeds of issue. The Notes have been listed and quoted on the SGX-ST with effect from 19 January 2005.

The Notes were offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the U.S. Securities Act. None of the Notes were offered to the public in Hong Kong nor were they placed to any connected persons (as defined in the Listing Rules) of the Issuer or the Company.

It was agreed that UBS AG may, to the extent permitted by, and in accordance with, applicable laws and regulations, over allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period.

Placees

Not less than six independent placees. To the best of director's knowledge, information and belief having made all reasonable enquiries, the placees and their ultimate beneficial owners were independent of the Issuer and Company and their respective connected persons (as defined in the Listing Rules).

Undertaking

The Company has agreed (save for certain specified exceptions) that it will not, and will procure that none of its subsidiaries will, for a period of 90 days after the Closing Date, without the prior written consent of UBS AG, offer, sell, contract to sell or otherwise dispose of (or publicly announce any such offer, sale or disposal), any common stock of PLDT held by any member of the Group or securities convertible or exchangeable into or exercisable for common stock of PLDT held by any member of the Group or warrants or other rights to purchase common stock of PLDT held by any member of the Group or any security or financial product whose value is determined directly or indirectly by reference to the price of the common stock of PLDT, including equity swaps, forward sales and options representing the right to receive any common stock of PLDT.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes, which are constituted by a trust deed entered into between, *inter alia*, the Issuer, the Company (acting as Guarantor) and the Trustee, are summarised as follows:

Issuer

First Pacific Finance Limited, a company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company.

Guarantor

First Pacific Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange.

Trustee

The Hongkong and Shanghai Banking Corporation Limited.

Principal Amount

The aggregate principal amount of the Notes is US$199,000,000.

Guarantee

The Company has unconditionally and irrevocably guaranteed the payment of all sums from time to time payable by the Issuer in respect of the Notes and the due and punctual performance by the Issuer of all of the Issuer's obligations under the Notes.

Issue Price

100 per cent. of the principal amount of the Notes.

Interest

The Notes bear no interest.

Exchange Right

The holder of each Note has the right to exchange such Note at any time during the Exchange Period for a *pro rata* share of the Exchange Property (subject as described below under "Cash Settlement Option").

Exchange Period

The period beginning on and after 17 February 2005, and ending at the close of business on the date which falls 10 days prior to the Maturity Date, or if the Notes shall have been called for redemption prior to the Maturity Date, on the date which falls 10 days prior to the date fixed for redemption.

Exchange Property

The Exchange Property initially comprises 6,784,091 PLDT Shares and includes all securities and other property arising out of or derived or resulting therefrom and such other property, in each case as may be deemed or required to comprise all or

part of the Exchange Property pursuant to the Conditions, but excluding any such property as may or may be deemed to have ceased to form part of the Exchange Property.

Initial Exchange Ratio

On the exercise of Exchange Rights, a holder of Notes will initially be entitled to receive 340.9091 PLDT Shares for each US$10,000 principal amount of Notes, subject to adjustment in accordance with the Conditions. No additional consideration is payable by a Noteholder on exercise of Exchange Rights.

Cash Settlement Option

In lieu of delivery of some or all of the Exchange Property, the Issuer may make a cash settlement payment in U.S. dollars in respect of all or any portion of a Note deposited for exchange.

Anti Dilution Provisions

The Exchange Property is subject to adjustment upon the occurrence of certain dilutive events including, among others, bonus issues, alterations to the par value of the PLDT Shares, rights issues and capital distributions.

Transfer

The Notes are in registered form in the denomination of US$10,000 each. The Notes may be held and transferred, and will be offered and sold, in the principal amount of US$10,000 and integral multiples of US$10,000 in excess thereof.

The Company will promptly notify the Stock Exchange if it becomes aware of any dealings in the Notes by any connected person (as defined in the Listing Rules) of the Company and will comply with the relevant Listing Rules with respect thereto.

Maturity

Unless previously redeemed, exchanged, or purchased and cancelled, the Issuer will redeem each Note at 131.97 per cent. of its principal amount on the Maturity Date.

Redemption at the Option of the holders of the Notes

The Issuer will, at the option of any holder of the Notes, redeem any Note on 18 January 2008 at a price equal to 118.11 per cent. of its principal amount. The Issuer will also, at the option of any holder of the Notes, redeem any Note at their Early Redemption Amount in the event the PLDT Shares cease to be listed or admitted to trading on the Philippine Stock Exchange (or if applicable, on any other stock exchange of which notice has given to holders of Notes).

Redemption at the Option of the Issuer

The Issuer may, having given not less than 30 nor more than 60 days' notice (which notice will be irrevocable), (i) at any time from and including 1 February 2008, redeem all or some only of the Notes at a redemption price equal to the Early Redemption Amount, in the event that the value of the Exchange Property on each of the 20 consecutive Trading Days the last day of which period occurs no more than 5 Trading Days immediately prior to the date on which the relevant notice of redemption is given by the Issuer shall have exceeded 130 per cent. of the Early Redemption Amount of the Notes outstanding on such Trading Day; or (ii) at any time, redeem all, but not some only, of the Notes at a redemption price equal to the Early Redemption Amount, if at any time prior to the date on which the relevant notice of redemption is given by the Issuer less than 10 per cent. in aggregate face value of the Notes originally issued is outstanding.

Redemption for Taxation Reasons

The Issuer may, having given not less than 30 nor more than 60 days' notice (which notice shall be irrevocable) redeem all, and not some only, of the Notes at a redemption price equal to the Early Redemption Amount on a date fixed for redemption if (i) the Issuer or the Company has or will become obliged to pay any additional amounts or further additional amounts in respect of any payment by the Issuer or (upon failure by the Issuer) the Company under or in respect of the Trust Deed or Notes as a result of any change in, or amendment to, the laws (or any regulations, rulings or other administrative pronouncements promulgated thereunder) of Hong Kong, Bermuda or the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws, regulations, rulings or other administrative pronouncements which change or amendment becomes effective on or after 12 January, 2005; and (ii) such obligation cannot be avoided by the Issuer (or the Company, as the case may be) taking reasonable measures available to it. No such notice of redemption shall be given earlier than 90 days prior to nor later than 90 days after, the earliest date on which the Issuer (or the Company, as the case may be) would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption for such purposes, the Issuer shall deliver to the Trustee a certificate signed by two directors of the Issuer (or the Company, as the case may be) stating that the obligation referred to in (i) above cannot be avoided by the Issuer (or the Company, as the case may be) taking reasonable measures available to it.

Provided that, holders of the Notes will have the right to elect that such redemption shall not apply and that all amounts of principal, premium or interest shall be made subject to deduction or withholding for or on account of any taxes in the Hong Kong, Cayman Islands or Bermuda or any political subdivision or any authority thereof or therein having power to tax.

Ranking of the Notes and the Guarantee

The Notes will constitute direct, unsubordinated, unconditional and unsecured obligations of the Issuer which will at all times rank *pari passu* among themselves and at least equally with all other present and future direct, unsubordinated, unconditional and unsecured obligations of the Issuer, save for such exceptions as may be provided by mandatory provisions of applicable law.

The Guarantee of the Notes will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company which will at all times rank at least equally with all other present and future direct, unsubordinated, unconditional and unsecured obligations of the Company, save for such exceptions as may be provided by mandatory provisions of applicable law.

Listing

Approval in-principle was granted on 2 December 2004 for the listing of, and quotation for, the Notes on the official list of the SGX-ST. The Notes have been listed and quoted on the SGX-ST with effect from 19 January 2005. The PLDT Shares are listed on the Philippine Stock Exchange and PLDT's American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange located in San Francisco, California.

Custody Arrangements

The initial Exchange Property was deposited by Larouge B.V. in an account maintained with The Hongkong and Shanghai Banking Corporation Limited as custodian. The Exchange Property is not subject to any security interest in favour of the holders of the Notes. Pursuant to an International Securities Lenders Association Global Master Securities Lending Agreement dated 18 January 2005 and made between Larouge B.V. and UBS Limited, Larouge B.V. and UBS Limited have entered into a master agreement relating to stock lending arrangements with respect to certain of the PLDT Shares forming the initial Exchange Property, with the intention that certain of the PLDT Shares forming the initial Exchange Property be made available to investors in the Notes pursuant to stock lending arrangements with UBS Limited.

EFFECT OF EXCHANGE OF NOTES ON THE COMPANY'S HOLDING IN PLDT

Assuming full exchange of the Notes for the initial Exchange Property, the Notes would exchangeable into 6,784,091 PLDT Shares, subject to adjustment, reducing the Company's economic interest in PLDT Shares from approximately 24.2 per cent. to 20.2 per cent. and reducing the Company's percentage of voting interest of PLDT from approximately 31.3 per cent. to 27.3 per cent.

Subject to any further changes in the Company's direct or indirect economic interest in PLDT, if all of the Notes were to be exchanged, PLDT would continue to be accounted for as an associated company of the Company (excluding any other events relating to the PLDT Shares).

PLDT is a telecommunications provider in the Philippines. PLDT offers a wide range of telecommunications services across the Philippine's most extensive fibre optic backbone, cellular, fixed line, internet and satellite networks. The Company recorded a profit contribution of US$76.7 million from PLDT for the year ended 31 December 2003, and recorded a profit contribution of US$48.8 million for the year ended 31 December 2002.

As at 30 June 2004, the Company accounted for the share of net profit of PLDT and recorded its investment in PLDT in its consolidated accounts under the equity accounting method at a carrying value of US$682.6 million (or share of net asset value of US$163.7 million as included in associated companies of the consolidated balance sheet).

Pursuant to the new Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" which became effective from 1 January 2005 onwards, the exchangeable option of the Notes qualifies as an embedded derivative. Upon the initial recognition, the fair value of the exchangeable option is identified and accounted for separately from the fair value of the bond instrument. The initial fair value of the exchangeable option upon the issuance of the Notes is estimated to be approximately US$13.9 million. The fair value of the option liability will continue to be assessed on a mark-to-market basis at each balance sheet date reflecting primarily the changes in PLDT share price. Any change in fair value of the exchangeable option during the relevant accounting period will be recognised and charged to the profit and loss account.

The balance (net of commissions and professional and administrative expenses amounting to approximately US$5.0 million) of the Notes of approximately US$180.1 million will be accounted for as a long-term financial liability in the Company's consolidated balance sheet. The difference between the initial fair value of US$180.1 million and the aggregate redemption value of US$262.6 million will then be accreted, as interest expense, over the life of the Notes, or until the Notes are extinguished on conversion or early redemption, based on the effective interest rate method.

As an associated company, investment in and results of PLDT will continue to be equity accounted for by the Company under HK GAAP.

USE OF PROCEEDS

The estimated net proceeds of the issue of the Notes, after deduction of commissions and professional and administrative expenses (amounting to approximately US$5,000,000), are estimated to be approximately US$194,000,000. The Issuer intends to lend the net proceeds from the issue of the Notes to the Company. The Company intends to use the net proceeds for general corporate purposes including acquisitions in line with the Company's principal strategic objectives, repayment of debt and working capital (however, no specific acquisition is currently contemplated).

REASONS FOR AND BENEFITS OF THE NOTES ISSUE

Taking into account that the value at which the Notes can be exchanged for the Exchange Property represents a premium of 21 per cent. over the closing price for one PLDT Share of Php1,360, as quoted on the Philippine Stock Exchange on 11 January, 2005, the issue of the Notes will enable the Company to raise funds from the debt capital markets at lower cost with reasonable tenor and terms to fund its general corporate requirements including acquisitions in line with the Company's principal strategic objectives, repayment of debt and working capital. The Directors are of the view that the terms and conditions of the Notes are fair and reasonable and are in the interest of the Group as a whole.

The Company currently has no plans to dispose of or relinquish its current substantial interest in PLDT. The cash settlement option included in the Conditions will allow the Issuer to make a cash payment in U.S. dollars in respect of all or any portion of a Note deposited for exchange and this mechanism will permit the Company to maintain its current investment level in PLDT.

GENERAL

The Company is a Hong Kong based investment and management company with its principal business interests in Southeast Asia relating to Telecommunications and Consumer Food Products.

The Company will promptly notify the Stock Exchange if it becomes aware of any dealings in the Notes by any connected person (as defined in the Listing Rules) of the Company and will comply with the relevant Listing Rules with respect thereto.

Yours faithfully,
By order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers or (b) were required to be entered in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

(a) Long positions in shares in the Company

Name		Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Sutanto Djuhar	30.0 per cent. interest			
Tedy Djuhar	10.0 per cent. interest			
Ibrahim Risjad	10.0 per cent. interest			
Anthoni Salim	10.0 per cent. interest all via First Pacific Investments Limited [i]	790,229,364[C]	24.80	-
Anthoni Salim	33.3 per cent. interest via First Pacific Investments (BVI) Limited[ii]	628,296,599[C]	19.72	-
Manuel V. Pangilinan		6,026,759[P]	0.19	31,800,000
Edward A. Tortorici		13,132,129[P]	0.41	31,800,000
Robert C. Nicholson		-	-	24,500,000
His Excellency Albert F. del Rosario		-	-	2,840,000

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	2,840,000
Edward K.Y. Chen, *GBS, CBE, JP*	–	–	2,840,000
David W.C. Tang, *OBE, Chevallier de L'Ordre des Arts et des Lettres*	–	–	2,840,000

(i) Soedono Salim, the former Chairman of the Company, and Sudwikatmono, a former Non-executive Director of the Company, respectively own 30.0 per cent. and 10.0 per cent. interests in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman of the Company, owns a 33.3 per cent. interest in First Pacific Investments (BVI) Limited.

(b) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation (MPC), 74,457 common shares(P) in PLDT and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,200,000 common shares(P) in Pilipino Telephone Corporation (PTC).

- Edward A. Tortorici owned 2,450,000 ordinary shares(P) in P.T. Indofood Sukses Makmur Tbk (Indofood), 10,541,348 common shares(P) in MPC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood.

- Albert F. del Rosario owned 85,025 common shares[P] in PLDT, 1,560 preferred shares[P] in PLDT, 32,231,970 preferred shares[P] in Prime Media Holdings, Inc. (PMH) as nominee for another person, 872,911 common shares[P] in PMH, 100 common shares[P] in Negros Navigation Company, Inc., 4,922 common shares[P] in Costa de Madera Corporation, 19,999 common shares[P] in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share[P] in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 19,999 common shares[P] in FPD Savills Philippines, Inc. as beneficial owner and one common share[P] in FPD Savills Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[P] in Metro Pacific Land Holdings Inc., and 80,000 common shares[P] in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

(c) Long position in underlying shares in associated corporations

As at the Latest Practicable Date, pursuant to the share option scheme adopted by PLDT on 10 December 1999, Manuel V. Pangilinan was granted 97,571 stock options in PLDT on 10 December 1999, pursuant to which Manuel V. Pangilinan is entitled to exercise the stock options at the exercise price of Pesos 814 per share during the period from 10 December 2001 to 10 December 2009, in accordance with the terms of the aforesaid share option scheme.

(ii) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors, the following parties have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

(a) First Pacific Investments Limited (FPIL-Liberia), which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares as at the Latest Practicable Date, representing approximately 24.80 per cent. of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director of the Company (Sudwikatmono), in the proportions specified in the table on page 13 and in note (i) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(b) First Pacific Investments (BVI) Limited (FPIL-BVI), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares as at the Latest Practicable Date, representing approximately 19.72 per cent. of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(c) Brandes Investment Partners, LLC (Brandes), a U.S. company, notified the Company that it held 193,171,965 ordinary shares of the Company in August 2004, representing approximately 6.06 per cent. of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(d) Marathon Asset Management Limited (Marathon), which was incorporated in the United Kingdom, held 191,623,300 ordinary shares of the Company in April 2004, representing approximately 6.01 per cent. of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(e) State Street Corporation (State Street), a U.S. company, notified the Company that it held 161,020,157 ordinary shares of the Company in January 2005, representing approximately 5.05 per cent. of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from State Street of any change to such holding.

3. SERVICE CONTRACTS

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

None of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

6. MISCELLANEOUS

(i) The company secretary of the Company is Nancy L.M. Li, BA, FCS, FCIS.

(ii) The qualified accountant of the Company is Paul F. Wallace, BSc (Mathematics), member of the Canadian Institute of Chartered Accountants.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The head office and principal place of business of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

5. 利益衝突

董事或其相關人士均無擁有直接或間接與本公司業務相競爭的公司之控股權。

6. 其他資料

(i) 本公司之公司秘書為李麗雯，其持有文學學士學位，並為英國公司秘書公會及香港公司秘書公會之會員。

(ii) 本公司之合資格會計師為華理斯，其持有數學理學士學位，並為加拿大特許會計師公會會員。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處及主要營運辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 本公司之主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08 Bermuda。

(v) 本公司之股份登記及過戶處（香港分署）為香港中央證券登記有限公司，位於香港灣仔皇后大道東一八三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

(b) First Pacific Investments (BVI) Limited(「FPIL-BVI」),該公司在英屬維爾京群島註冊成立。於最後實際可行日期當日,FPIL-BVI實益擁有628,296,599股普通股,約佔當日本公司已發行股本的19.72%。本公司的主席林逢生及本公司的前任主席林紹良各自擁有FPIL-BVI已發行股本三分之一或以上的實益權益。因此,兩人均被視為各自擁有FPIL-BVI所持之股份的權益。

(c) Brandes Investment Partners, LLC(「Brandes」),一家美國公司。於二零零四年八月通知本公司其持有本公司193,171,965股普通股,約佔當日本公司已發行股本的6.06%。截至最後實際可行日期止,本公司並無接獲Brandes有關其持股量變更的其他通知。

(d) Marathon Asset Management Limited(「Marathon」),該公司於英國註冊成立。於二零零四年四月通知本公司其持有本公司191,623,300股普通股,約佔當日本公司已發行股本的6.01%。截至最後實際可行日期止,本公司並無接獲Marathon有關其持股量變更的其他通知。

(e) State Street Corporation(「State Street」),一家美國公司。於二零零五年一月通知本公司其持有本公司161,020,157股普通股,佔當日本公司已發行股本約5.05%。截至最後實際可行日期止,本公司並無接獲State Street有關其持股量變更的其他通知。

3. 服務合約

唐勵治先生與本公司訂立之服務合約將於二零零七年十二月三十一日屆滿。

除以上所述者外,概無任何董事與本公司訂立本公司若不作賠償(法定賠償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後實際可行日期,本公司及其附屬公司均沒有參與任何訴訟或重大重要之仲裁。就董事所知,本集團之成員公司並未面對任何訴訟或重大重要之索償要求。

- Albert F. del Rosario擁有85,025股PLDT之普通股(P)、1,560股PLDT優先股(P)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc. (PMH)之優先股(P)、872,911股PMH之普通股(P)、100股Negros Navigation Company, Inc.之普通股(P)、4,922股Costa de Madera Corporation之普通股(P)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(P)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(P)、以實益擁有人身份擁有19,999股FPD Savills Philippines, Inc.之普通股(P)、及以若干信託受益人身份擁有1股FPD Savills Philippines, Inc.普通股(P)、15,000股Metro Pacific Land Holdings Inc.之普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(P)。

(P)=個人權益　(C)=法團權益

(c) **於相聯法團之相關股份好倉**

截至最後實際可行日期，根據PLDT於一九九九年十二月十日採納之購股權計劃，彭澤倫於一九九九年十二月十日獲授97,571份PLDT購股權。據此，彭澤倫有權於二零零一年十二月十日至二零零九年十二月十日期間按上述購股權計劃條款以行使價每股814披索行使該等購股權。

(ii) **根據證券及期貨條例規定須予披露之股東權益**

就本公司董事所知，截至最後實際可行日期，下列方為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有與本公司股份或本公司相關股份的權益或淡倉，或直接或間接擁有可於任何情況下在本公司之股東大會中投票之任何類別股本面值5%或以上之權益。

(a) First Pacific Investments Limited(「FPIL-Liberia」)，該公司在利比里亞共和國註冊成立。於最後實際可行日期當日，FPIL-Liberia實益擁有本公司790,229,364股普通股，約佔當日本公司已發行股本的24.80%。FPIL-Liberia由本公司的主席(林逢生)、三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)、前任主席(林紹良)及一位前任非執行董事(Sudwikatmono)擁有，各人所佔之權益已列示於第13頁之附表及該表之附註(i)內。每位該等人士均被視為擁有FPIL-Liberia所持股份的權益。

姓名	普通股	約佔已發行股本的百分比(%)	普通股購股權
謝宗宣	–	–	2,840,000
Graham L. Pickles	–	–	2,840,000
陳坤耀教授，*金紫荊星章*、*CBE*、*太平紳士*	–	–	2,840,000
鄧永鏘，*OBE*、*Chevallier de L'Ordre des Arts et des Lettres*	–	–	2,840,000

(i) *本公司前任主席林紹良及本公司前任非執行董事Sudwikatmono分別持有First Pacific Investments Limited之30.0%及10.0%權益。*

(ii) *本公司前任主席林紹良持有First Pacific Investments (BVI) Limited之33.3%權益。*

(b) 相聯法團股份好倉

- 彭澤倫擁有15,048,064股Metro Pacific Corporation (MPC)普通股(P)、以實益擁有人身份擁有74,457股PLDT普通股(P)及360股PLDT優先股(P)，並以代理人身份代表另一位人士持有15,417股PLDT普通股，以及3,200,000股Pilipino Telephone Corporation (PTC)普通股(P)。
- 唐勵治擁有2,450,000股P.T. Indofood Sukses Makmur Tbk (Indofood)之普通股(P)、10,541,348股MPC普通股(P)，以及104,874股PLDT普通股(P)。
- 林文鏡擁有15,520,335股Indofood之普通股(c)。
- 林宏修擁有15,520,335股Indofood之普通股(c)。
- Ibrahim Risjad擁有6,406,180股Indofood之普通股(P)。
- 林逢生擁有632,370股Indofood之普通股(c)。

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後，就其所知及確信、確認概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 權益披露

(i) 本公司及其相聯法團董事之權益

於最後實際可行日期，本公司董事及行政總監於本公司之股份，及於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例所載條文，其取得或被視為擁有之權益及淡倉權益），或按上市發行人董事進行證券交易的標準守則，知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條列入本公司之登記冊內之權益及淡倉權益如下：

(a) 本公司股份好倉

姓名		普通股	約佔已發行股本的百分比(%)	普通股購股權
林文鏡	30.0%權益			
林宏修	10.0%權益			
Ibrahim Risjad	10.0%權益			
林逢生	10.0%權益全部透過 First Pacific Investments Limited持有[i]	790,229,364[C]	24.80	–
林逢生	33.3%權益透過 First Pacific Investments (BVI) Limited持有[ii]	628,296,599[C]	19.72	–
彭澤倫		6,026,759[P]	0.19	31,800,000
唐勵治		13,132,129[P]	0.41	31,800,000
黎高信		–	–	24,500,000
Albert F. del Rosario大使		–	–	2,840,000

發行票據之理由及利益

鑑於可轉換為轉換資產之票據價值較每股PLDT股份於二零零五年一月十一日於菲律賓證券交易所列示之收市價1,360披索有21%溢價，發行票據將可讓本公司按合理期限及條款以較低成本於債務資本市場集資，用作一般公司營運資金，包括與本公司之主要策略目標相符之收購、債務償還及營運資金。各董事認為，票據條款及條件均屬公平合理，且符合本集團整體利益。

本公司現無意出售或放棄其現正持有PLDT之控股權益。上文「條件」一段所述之「現金付款選擇」將能容許發行人以美元現金支付存入作換股之全部或任何部分票據；此舉將容許本公司維持其現時投資於PLDT的水平。

一般事項

本公司為一家建基於香港的投資及管理公司，主要業務於東南亞地區從事有關電訊及消費性食品。

倘本公司知悉本公司之任何關連人士（定義見上市規則）買賣票據，則本公司將盡快通知聯交所，並將就此遵守有關上市規則。

此致

列位股東 台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤倫
謹啟

二零零五年二月二日

除非本公司所持有PLDT之直接或間接經濟權益日後有任何變動，否則若票據獲悉數轉換後，PLDT將繼續成為本公司之聯營公司（不包括任何其他與PLDT股份有關之事項）。

PLDT為一家菲律賓電訊服務供應商。PLDT以遍及菲律賓最廣闊的光纖骨幹、流動電話、固線、互聯網及人造衛星網絡提供全面的電訊服務。截至二零零三年十二月三十一日止年度，本公司錄得來自PLDT之76,700,000美元溢利貢獻；而截至二零零二年十二月三十一日止年度則錄得48,800,000美元溢利貢獻。

於二零零四年六月三十日，本公司將其應佔PLDT之純利及其於PLDT之投資以權益會計法記入其綜合賬目內，其賬面值為682,600,000美元（或於綜合資產負債表計入聯營公司之應佔資產淨值為163,700,000美元）。

根據由二零零五年一月一日起生效之新香港會計準則第39條「金融工具：確認及衡量」準則，票據之可轉換期權合資格列作嵌入式衍生工具。於初次確認時，可轉換期權之公平價值會被識別及與債券工具之公平價值分開入賬。於票據發行時，可轉換期權之初期公平價值估計約為13,900,000美元。期權負債之公平價值將繼續以按市價計值基準於每個結算日予以評估，以主要反映PLDT股價之變動。於有關會計期間，可轉換期權公平價值之任何變動將於損益賬確認及扣除。

經扣除佣金及專業及行政開支（約5,000,000美元）後，票據結餘約180,100,000美元，將列作長期財務負債並於本公司之綜合資產負債表入賬。初期公平價值180,100,000美元與贖回價值總額262,600,000美元之差額，將按實際利率法於票據有效期或直至票據於獲轉換或提前贖回時註銷為止，累計為利息開支。

作為一間聯營公司，本公司於PLDT之投資及其業績將繼續由本公司根據香港公認會計原則以權益法入賬。

所得款項之用途

經扣除佣金及專業及行政開支（約5,000,000美元）後，預計發行票據所得款項淨額約為194,000,000美元。發行人擬將發行票據所得款項淨額借貸予本公司。本公司擬將所得款項淨額撥作一般公司營運開支，包括與本公司之主要策略目標相符之收購、債務償還及營運資金（然而，目前並無考慮任何特定收購計劃）。

票據及擔保之等級

票據將構成發行人之直接、非後償、無條件及無抵押債項，有關票據無論何時均享有同等權益，並最低限度與發行人之所有其他現有及日後之直接、非後償、無條件及無抵押債項享有同等權益，惟受到適用法例之強制條文所規限者除外。

擔保有關票據將構成本公司之直接、非後償、無條件及無抵押債項，有關擔保無論何時均最低限度與本公司之所有其他現有及日後之直接、非後償、無條件及無抵押債項享有同等權益，惟受到適用法例之強制條文所規限者除外。

上市

票據於二零零四年十二月二日原則上獲准於新交所正式上市及報價，並已自二零零五年一月十九日起於新交所正式上市及報價。PLDT股份於菲律賓證券交易所上市，而PLDT之美國預託股份則於紐約證券交易所及加州三藩市之太平洋交易所上市。

託管安排

最初之轉換資產已由Larouge B.V.存入香港上海匯豐銀行有限公司作為託管人之戶口。轉換資產並不受票據持有人的證券權益所規限。根據於二零零五年一月十八日由Larouge B.V.與瑞士銀行訂立之國際證券借貸商會全球主要證券借貸協議，Larouge B.V.已與瑞士銀行就構成最初轉換資產的若干PLDT股份的借貸安排簽訂主要協議，目的為根據與瑞士銀行訂立的證券借貸協議，可將若干構成最初轉換資產的PLDT股份提供予票據投資者。

以票據換股對本公司於PLDT股權之影響

假設票據獲全數轉換為初步轉換資產，則票據將可轉換為6,784,091股PLDT股份，惟可予以調整，則本公司所持有PLDT股份之經濟權益將由約24.2%減至20.2%，而本公司持有PLDT之投票權益百分比亦將由約31.3%減至27.3%。

按發行人選擇贖回

發行人可於發出不少於30日或不超過60日通知（有關通知將不可撤回）後，(i)於二零零八年二月一日起（包括該日）隨時按相等於早期贖回金額之贖回價贖回所有或部分票據，倘若轉換資產之價值，於發行人發出贖回通知前出現一段連續20個交易日期間（其最後一日須緊接發行人發出贖回通知前不超過5個交易日）超出於該交易日尚未行使之票據早期贖回金額之130%；或(ii)倘發行人發出有關贖回通知之日期前任何時間，原先發行之票據面值總額少於10%尚未行使，則可隨時按相等於早期贖回金額之贖回價贖回所有而非部分票據。

因稅務理由進行贖回

發行人可於發出不少於30日或不超過60日通知（有關通知將不得撤回）後，於指定贖回日期按相等於早期贖回金額之贖回價，贖回所有而非部分票據，倘若(i)發行人或本公司因香港、百慕達或開曼群島或任何政治分部機構或任何有權徵稅機關之任何法例（或據此頒布之任何監管、裁定或其他行政聲明）之變動或修訂，或有關法例、監管、裁定或其他行政聲明之一般應用或官方詮釋有任何變動，且有關變動或修訂於二零零五年一月十二日或之後生效，而發行人或（倘發行人未克支付）由本公司根據或就信託契據或票據已有或將有責任須支付任何額外款項或進一步額外款項；及(ii)發行人（或本公司，視情況而定）於作出可行合理措施後仍未能避免有關責任。倘有關票據的款項當時已到期支付，則該等贖回通知不得早於發行人（或本公司，視情況而定）須支付該等額外款項之最早日期前90日或遲於90日後發出。於就此目的刊發任何贖回通知前，發行人將向信託人送遞經發行人（或本公司，視情況而定）之兩名董事簽署之證明書，當中須列明發行人（或本公司，視情況而定）經採取合理措施後仍不能避免上文(i)所述之責任。

惟票據持有人有權選擇不應用有關贖回，而所有本金、溢價或利息金額須在扣減或計入暫緩扣減香港、開曼群島或百慕達或任何政治分部機構或其轄下有權徵稅機關之任何稅項後支付。

成為全部或部分轉換資產，惟不包括已終止或可能視作已經終止成為轉換資產一部分之任何有關資產。

初步換股比例

於行使換股權時，票據持有人有權就每張本金金額為10,000美元的票據初步換取340.9091股PLDT股份，惟可按條件予以調整。於行使換股權時，票據持有人毋須支付額外代價。

現金付款選擇

發行人有權以美元現金支付存入作換股之全部或任何部分票據，以代替交付部分或所有轉換資產。

反攤薄條文

倘PLDT因發行紅股、更改PLDT股份面值、供股及資本分派等項目而導致攤薄股本，則轉換資產須予以調整。

轉讓

票據屬記名證券，每張面值為10,000美元。票據可持有及轉讓，並可按本金金額10,000美元及倘超出有關款項則以10,000美元之整體倍數提呈及出售。

倘本公司知悉本公司之任何關連人士(定義見上市規則)買賣票據，則本公司將盡快通知聯交所，並將就此遵守有關上市規則。

到期

除非先前已贖回、轉換或購買及註銷，發行人將於到期日按本金金額131.97%贖回每張票據。

按票據持有人選擇贖回

發行人將可按任何票據持有人之選擇，於二零零八年一月十八日以相等於本金金額118.11%之價格贖回任何票據。倘PLDT股份停止於菲律賓證券交易所(或如適用，票據持有人已獲通知之任何其他證券交易所)上市及買賣，則發行人亦將可按任何票據持有人之選擇按早期贖回金額贖回任何票據。

擔保人

第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市。

信託人

香港上海滙豐銀行有限公司。

本金總額

票據之本金總額為199,000,000美元。

擔保

本公司已無條件及不可撤回地擔保發行人將根據票據條款準時支付應付之所有款額，以及發行人將根據票據要求準時及適當地履行發行人所有責任。

發行價

票據本金金額之100%。

利息

票據將不附任何利息。

換股權

各票據持有人有權於換股期間隨時將該等票據按比例轉換為轉換資產（除下文「現金付款選擇」所述情況外）。

換股期

換股期由二零零五年二月十七日起（包括該日）至到期日前10日營業時間終止時結束，或倘票據於到期日前獲要求贖回，則至指定贖回日期前10日止。

轉換資產

轉換資產初步包括6,784,091股PLDT股份，並包括所有就此等股份而產生或源於此或因而產生之證券及其他資產，在每一情況下根據條件可能被視為或規定

發行人已於截止日完成發行票據，發行人並已於截止日收取發行票據所得金額。票據已自二零零五年一月十九日起正式在新交所上市買賣。

票據已向根據美國證券法規則S註冊，日常業務涉及於美國境外買賣或投資證券之人士提呈發售及出售。票據概沒有向香港公眾人士提呈發售，亦沒有配售予發行人或本公司之任何關連人士（定義見上市規則）。

按協議，瑞士銀行可於許可之情況下，按照適用法例及規例，超額配發或進行交易，藉以維持票據市價高於有限期間可能出現之水平。

承配人

不少於六位獨立承配人。董事經作出一切合理查詢後，就其所知及確信，承配人及彼等之最終實益擁有人與發行人及本公司以及彼等各自之關連人士（定義見上市規則）概無關連。

承諾

本公司已同意（除若干特定例外情況外）其將不會，並將促使其附屬公司概不會在未獲瑞士銀行書面同意前，於截止日後90日期間內，提呈、銷售、訂約出售或以其他方式出售（或公開公布任何該等提呈、銷售或出售）任何由本集團任何成員公司持有之PLDT普通股，或由本集團任何成員公司持有可轉換或行使為PLDT普通股之證券，或由本集團任何成員公司持有可認購PLDT普通股之認股權證或其他權利，或有關價值乃直接或間接參考PLDT普通股股價而釐定之任何證券或金融產品，包括賦予權利獲取任何PLDT普通股之股權互換、遠期銷售及期權。

票據之主要條款

票據之主要條款將根據當中包括由發行人、本公司（作為擔保人）及信託人所訂立之信託契據而釐定，其主要條款概述如下：

發行人

First Pacific Finance Limited，於開曼群島註冊成立之有限公司，為本公司之全資擁有附屬公司。

發行，本金總額為199,000,000美元，並由本公司無條件及不可撤回地作出擔保。票據已按相等於票據本金總額100%之發行價發行，每張票據面額為10,000美元。

每張票據之持有人擁有換股權，可於換股期內任何時間，按比例轉換為轉換資產，初步轉換比例為每張本金金額10,000美元之票據可轉換為340.9091股PLDT股份（可予調整）。於二零零五年一月十一日，每股PLDT股份於菲律賓證券交易所的收市價為1,360菲律賓披索。換股權之價格較PLDT股份於二零零五年一月十一日在菲律賓證券交易所列示之收市價有21%溢價。假設票據按轉換資產初步價值獲全面轉換，票據將可轉換為6,784,091股PLDT股份（可予調整），相等於本公司於PLDT所持有權益約4.0%，並將會令本公司所持有PLDT股份之經濟權益由約24.2%減至20.2%，及將本公司所持有PLDT股份之投票權益之百分比由約31.3%減至27.3%。

預計發行票據所得款項淨額，經扣除佣金及專業及行政開支（約5,000,000美元）後，將約為194,000,000美元。發行人擬將發行票據所得款項淨額借貸予本公司。本公司擬將所得款項淨額撥作一般公司營運開支，包括與本公司之主要策略目標相符之收購、債務償還及營運資金（然而，目前並無考慮任何特定收購計劃）。

票據於二零零四年十二月二日原則上獲准於新交所正式上市及報價，並已自二零零五年一月十九日起於新交所正式上市及報價。

認購協議

日期：　二零零五年一月十二日

訂約方：　發行人

本公司

瑞士銀行

按照認購協議，瑞士銀行已認購或促使認購票據。瑞士銀行為與本公司及發行人概無關連的獨立人士（定義見上市規則）。瑞士銀行從事國際投資銀行業務。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址:http://www.firstpacco.com

(股份代號:00142)

主席:
林逢生

執行董事:
彭澤倫*(常務董事兼行政總監)*
唐勵治
黎高信

非執行董事:
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事:
Graham L. Pickles
陳坤耀教授 *金紫荊星章、CBE、太平紳士*
鄧永鏘 *OBE、Chevallier de L'Ordre des Arts et des Lettres*

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

香港主要辦事處:
香港中環康樂廣場八號
交易廣場第二座
二十四樓

敬啟者:

有關為FIRST PACIFIC FINANCE LIMITED發行199,000,000美元於二零一零年到期及可轉換為每股面值5.00菲律賓披索之PHILIPPINE LONG DISTANCE TELEPHONE COMPANY普通股之零息有擔保可轉換票據作出擔保之須予披露的交易

緒言

本公司董事宣布,於二零零五年一月十二日,本公司及發行人已與瑞士銀行訂立認購協議,據此,瑞士銀行已同意於截止日認購票據。票據已於截止日由發行人以記名方式

「認購協議」	指	由發行人、本公司及瑞士銀行於二零零五年一月十二日就發行票據所訂立之認購協議。
「交易日」	指	就PLDT股份而言，即菲律賓證券交易所之營業交易日（星期六及星期日除外）。
「信託人」	指	香港上海滙豐銀行有限公司。
「信託契據」	指	當中包括由發行人、本公司及信託人就組成票據而訂立之信託契據。
「美國」	指	美利堅合眾國、其領土及領地、美國境內任何州份以及哥倫比亞地區。
「美元」	指	美國法定貨幣美元。

「發行人」	指	First Pacific Finance Limited，於開曼群島註冊成立之有限公司，並為本公司全資擁有之附屬公司。
「Larouge B.V.」	指	本公司之全資擁有附屬公司，於荷蘭註冊成立的私人有限公司，並於阿姆斯特丹擁有法團席位。
「最後實際可行日期」	指	二零零五年一月二十八日，即本通函交付刊印前核對有關資料之最後實際可行日。
「上市規則」	指	聯交所有關證券上市規則。
「到期日」	指	票據到期之日，即二零一零年一月十八日。
「票據」	指	199,000,000美元於二零一零年到期之零息有擔保可轉換票據，可轉換為每股面值5.00菲律賓披索之PLDT普通股。
「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓成立之有限公司，其股份於菲律賓證券交易所上市（現為本公司之聯營公司）。
「PLDT集團」	指	PLDT及其附屬公司。
「PLDT股份」	指	PLDT股本中每股面值5.00菲律賓披索之已繳足普通股，以及其他（如有）因分拆、合併或重新分類而得之股份或證券，而該等股份並不會因PLDT自願或非自願清盤或結束經營之情況下而獲優先派發股息或款額。
「披索」	指	菲律賓披索，菲律賓共和國的法定貨幣。
「證券及期貨條例」	指	香港法例第571章有關證券及期貨條例。
「新交所」	指	新加坡證券交易所有限公司。
「聯交所」	指	香港聯合交易所有限公司。

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「截止日」	指	票據之截止日，即二零零五年一月十八日。
「條件」	指	票據之條款及條件。
「董事」	指	本公司之董事。
「早期贖回金額」	指	按每張10,000美元票據本金金額，釐訂之金額將相等於票據持有人每年收取5.625%總收益。
「換股期」	指	由二零零五年二月十七日起至到期日前10日營業時間結束期間，或倘票據於到期日前須提早贖回，則將至指定贖回日期前10日止。
「轉換資產」	指	於截止日存放於托管商之指定賬戶內之6,784,091股PLDT股份，以及包括就此產生或源於此或引致之所有證券及其他資產，在每一情況下根據條件可能被視為或規定成為全部或部分轉換資產。
「換股權」	指	票據持有人有權於換股期按比例將票據轉換為轉換資產。
「本集團」	指	本公司連同其附屬公司。
「擔保」	指	本公司擔保發行人須按票據條款準時及適當支付各項款項，以及發行人須準時及適當地履行票據所述有關發行人之所有其他責任。
「本公司」或「擔保人」	指	第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市。
「香港」	指	中華人民共和國香港特別行政區。

目　錄

此乃要件　請即處理

閣下對本通函任何方面或對應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函並不構成提呈出售或邀請提呈購買任何證券，而本通函及其所載任何內容亦不構成任何合約或承諾之基礎。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（根據百慕達法例註冊成立之有限公司）
網址：http://www.firstpacco.com
（股份代號：00142）

有關為FIRST PACIFIC FINANCE LIMITED
（根據開曼群島法例註冊成立之有限公司）

發行199,000,000美元於二零一零年到期及可轉換為
每股面值5.00菲律賓披索之
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY普通股
（根據菲律賓共和國法例註冊成立之有限公司）


SECTION
185
WASH, D.C.
FEB 2 2 2005
PROCESSING
RECEIVED
SEC MAIL

之零息有擔保可轉換票據
作出擔保之須予披露的交易

二零零五年二月二日